UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

Report of Foreign Private Issuer

Pursuant to Rules 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

Dated August 1, 2012

Commission File Number: 001-10086

VODAFONE GROUP

PUBLIC LIMITED COMPANY

(Translation of registrant’s name into English)

VODAFONE HOUSE, THE CONNECTION, NEWBURY, BERKSHIRE, RG14 2FN, ENGLAND

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ✓	Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): _____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes	No ✓

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-____.

This Report on Form 6-K contains the following:-

1.                                    A news release dated 13 July 2012 entitled ‘VODAFONE IRELAND AND THREE IRELAND ANNOUNCE STRATEGIC PARTNERSHIP TO SHARE NETWORK INFRASTRUCTURE’

2.                                    A news release dated 17 July 2012 entitled ‘VOLKSWAGEN GROUP SELECTS VODAFONE AS MOBILE COMMUNICATIONS PROVIDER’

3.                                    Stock Exchange Announcement dated 3 July 2012 entitled ‘Transactions in Own Securities’

4.                                    Stock Exchange Announcement dated 4 July 2012 entitled ‘Transactions in Own Securities’

5.                                    Stock Exchange Announcement dated 4 July 2012

6.                                    Stock Exchange Announcement dated 4 July 2012

7.                                    Stock Exchange Announcement dated 5 July 2012 entitled ‘Transactions in Own Securities ‘

8.                                    Stock Exchange Announcement dated 6 July 2012 entitled ‘Transactions in Own Securities’

9.                                    Stock Exchange Announcement dated 9 July 2012 entitled ‘Transactions in Own Securities’

10.                            Stock Exchange Announcement dated 10 July 2012 entitled ‘Transactions in Own Securities’

11.                            Stock Exchange Announcement dated 11 July 2012 entitled ‘Transactions in Own Securities’

12.                            Stock Exchange Announcement dated 12 July 2012 entitled ‘Transactions in Own Securities’

13.                            Stock Exchange Announcement dated 13 July 2012 entitled ‘Transactions in Own Securities’

14.                            Stock Exchange Announcement dated 17 July 2012 entitled ‘Transactions in Own Securities’

15.                            Stock Exchange Announcement dated 17 July 2012 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

16.                            Stock Exchange Announcement dated 18 July 2012 entitled ‘Transactions in Own Securities’

17.                            Stock Exchange Announcement dated 19 July 2012 entitled ‘Transactions in Own Securities’

18.                            Stock Exchange Announcement dated 20 July 2012 entitled ‘Transactions in Own Securities’

19.                            Stock Exchange Announcement dated 24 July 2012 entitled ‘Transactions in Own Securities’

20.                            Stock Exchange Announcement dated 24 July 2012 entitled ‘RESULT OF ANNUAL GENERAL MEETING’

21.                            Stock Exchange Announcement dated 24 July 2012 entitled ‘VODAFONE GROUP PLC – SHARE PURCHASES’

22.                            Stock Exchange Announcement dated 25 July 2012 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

23.                           Stock Exchange Announcement dated 25 July 2012 entitled ‘Transactions in Own Securities’

24.                            Stock Exchange Announcement dated 26 July 2012 entitled ‘Notification of Transactions of Directors, Persons Discharging Managerial Responsibility or Connected Persons’

25.                            Stock Exchange Announcement dated 27 July 2012 entitled ‘Transactions in Own Securities’

26.                            Stock Exchange Announcement dated 30 July 2012 entitled ‘Transactions in Own Securities’

27.                            Stock Exchange Announcement dated 31 July 2012 entitled ‘Transactions in Own Securities – Voting Rights and Capital’

13 July 2012

VODAFONE IRELAND AND THREE IRELAND ANNOUNCE STRATEGIC PARTNERSHIP

TO SHARE NETWORK INFRASTRUCTURE

•                  New 50/50 joint venture company established to manage shared physical infrastructure.

•                  Companies to pool site portfolios and ancillary infrastructure across approximately 2000 sites.

•                  Both companies will continue to run their own radio equipment and spectrum independently of each other.

Vodafone Ireland and Three Ireland today announced a strategic partnership agreement creating a 50/50 joint venture company to share their physical network and site infrastructure at approximately 2000 locations across the country. Both companies will continue to run the ‘intelligent’ elements of the network separately, including their core network capabilities and service platforms, as well as manage their own radio equipment and spectrum independently.

The strategic partnership is the first of its kind in Ireland whereby the joint venture company1 will manage the rapid roll-out of a consolidated portfolio of shared network sites and infrastructure. The joint venture will also be responsible for maintenance, on-going operational service and associated equipment. Benefits to Vodafone Ireland and Three Ireland include the ability to purchase network infrastructure equipment together to reduce costs, increasing the number of sites connected to a fibre backhaul network and the opportunity to expand mobile network coverage for customers.

Consolidation of network sites and the transmission infrastructure of competing telecommunications companies is underway industry-wide, across many markets.  Under this agreement, duplicate sites will be decommissioned, and each company will have access to the other’s sites.  Both companies will continue to remain independently responsible for what technology and spectrum is deployed on a site-by-site basis and what standard of service customers’ experience. Each operator retains the flexibility to invest in dedicated sites and equally to choose the pace and degree of new technology deployment according to the level of service each company plans to deliver.

Jeroen Hoencamp, CEO of Vodafone Ireland, said: “Securing future investment for technologies in a competitive market is critical to maintaining a sustainable business.  We believe this partnership will place both companies in a stronger position to commit to future investment in our network, and the products and services we provide to customers.

“This agreement, in which infrastructure is shared between both parties, means we can concentrate investment on the intelligent part of the network that will ultimately deliver a better experience for Vodafone customers. At a retail level, we will continue to compete with each other and with other operators as aggressively as before as part of our commitment to deliver great value and innovative services to consumers and businesses across the country.”

Welcoming the partnership, Robert Finnegan, CEO of Three Ireland, commented: “Around the world, operators are adopting a network sharing and consolidation strategy that delivers cost efficiencies and rapid network expansion with the roll-out of new technologies such as LTE, whilst still competing fiercely on customer service and acquisition. Today’s announcement is significant for Irish consumers – jointly we’re creating the largest physical network in Ireland with the best network quality and service. As a result of this agreement we expect to be able to deliver the latest technologies to our customers faster than ever before. This new joint venture combines the best of both networks and will be the smart choice for the savvy mobile customer.”

The new company is expected to be fully operational from the Autumn and will be headquartered in Dublin. The Managing Director will be appointed from an independent pool of talent and the new company will have its own Management Board. Approximately 80 employees will transfer from Vodafone Ireland and Three Ireland to the new joint venture company after a consultation period. These will include employees that currently work in the Radio and Transmission teams, the Network Operations Centre, and some support roles.

-ends -

Notes to Editors

1The new 50/50 joint venture company, owned by Vodafone Ireland and Three Ireland, will be responsible for:

•                 The execution of the agreed network infrastructure consolidation plan.

•                 Consolidated Transmission Network.

•                 The operation and maintenance of all sites.

•                 The building of all new sites.

For further information:

Vodafone Group	Vodafone Ireland

Media Relations	Cara Twohig, Darina Sexton
Telephone: +44 (0) 1635 664444	Telephone: + 353 (0) 877753000

Investor Relations
Telephone: +44 (0) 7919 990 230

Three Ireland

Rachel Channing
Telephone: +353 (0) 83 0028518

About Vodafone
Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 404 million customers in its controlled and jointly controlled markets as at 31 March 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide. For more information, please visit www.vodafone.com

17 July 2012

VOLKSWAGEN GROUP SELECTS VODAFONE AS MOBILE COMMUNICATIONS PROVIDER

Düsseldorf/Wolfsburg, 17 July 2012 – Vodafone today announced that it has been selected by Volkswagen Group to provide mobile communications services for more than 90,000 Volkswagen Group employees in Germany and other countries in an exclusive four-year agreement.

Vodafone will support the global automotive company with a range of mobile telephony services, together with data transfer for business process management in areas such as logistics and production.

Vodafone Global Enterprise Chief Executive Nick Jeffery said: “Advances in mobile technology are supporting innovation in the automotive sector and helping companies to operate more effectively. Vodafone and Volkswagen have worked together for many years and we look forward to building on our partnership in the future.”

- ends -

For further information:

Vodafone Group

Investor Relations	Group Media
+44 (0) 7919 990230	+44 (0) 1635 664444
www.vodafone.com/investor	www.vodafone.com/media

Notes for Editors

About Vodafone

Vodafone is one of the world’s largest mobile communications companies by revenue with approximately 404 million customers in its controlled and jointly controlled markets as at 31 March 2012. Vodafone currently has equity interests in over 30 countries across five continents and more than 40 partner networks worldwide. For more information, please visit www.vodafone.com.

3 July 2012

RNS:  7251G

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	2 July 2012

Number of ordinary shares purchased:	10,300,000

Highest purchase price paid per share:	179.65p

Lowest purchase price paid per share:	176.6p

Volume weighted average price per share:	177.778p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,169,699,938 shares at a cost (including dealing and associated costs) of £3,705,126,826.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	2 July 2012

Number of ordinary shares transferred:	2,263,455

Highest transfer price per share:	181.35p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,604,560,474 of its ordinary shares in treasury and has 49,214,413,225 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

4 July 2012

RNS:  8422G

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	3 July 2012

Number of ordinary shares purchased:	7,300,000

Highest purchase price paid per share:	179.4p

Lowest purchase price paid per share:	177.7p

Volume weighted average price per share:	178.5753p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,176,999,938 shares at a cost (including dealing and associated costs) of £3,718,230,612.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	3 July 2012

Number of ordinary shares transferred:	107,107,312

Highest transfer price per share:	179.25p

Lowest transfer price per share:	179.25p

Following both the above transactions, Vodafone holds 4,504,753,162 of its ordinary shares in treasury and has 49,315,118,647 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

4 July 2012

RNS No: 9566G

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice of the following changes in share interests of directors and persons discharging managerial responsibilities (“PDMRs”) of the Company:

Number of ordinary share of US$0.11 3/7 in the capital of Vodafone Group Plc
Award of performance shares (1) (2)
Vittorio Colao*	4,511,080
Andrew Halford*	1,287,625
Stephen Pusey*	2,072,397
Warren Finegold	1,742,843
Nicholas Read	1,880,086
Morten Lundal	1,602,163
Ronald Schellekens	1,618,511
Rosemary Martin	892,583
Matthew Kirk	1,275,192

* Denotes Director of the Company

(1) Conditional awards of shares were granted on 3 July 2012 by the Company. The awards have been granted in accordance with the Vodafone Global Incentive Plan (incorporating co-investment). The vesting of these awards is conditional on continued employment with the Vodafone Group, retention of co-investment and on the satisfaction of a performance condition approved by the Remuneration Committee. The performance condition is based on free cash flow performance with a multiplier that is based on comparative total shareholder return (“TSR”) performance. The free cash flow performance is based on a three year cumulative adjusted free cash flow figure. The target adjusted free cash flow level is set by reference to the Company’s three year plan and market expectations; 100% of the award will vest for target performance, rising to 150% vesting for maximum performance. The multiplier is based on the TSR of the Company over the three year performance period 1 April 2012 to 31 March 2015 relative to a peer group of five companies within the European Telecoms sector as well as one emerging market composite. There will be no increase in vesting until TSR performance exceeds median, at which point the multiplier will increase up to two on a linear basis for upper quintile performance. The maximum vesting is 300%: for maximum free cash flow performance (150%) and maximum TSR performance (multiplier of 2). For further details of the Plan, please see pages 79 and 80 of the Company’s 2012 Annual Report, available at www.vodafone.com/investor.

(2)  The Directors and other PDMRs are subject to the Company’s share ownership guidelines, which provide that they will acquire and maintain minimum levels of shareholding. The levels are four times salary for the Chief Executive, three times salary for other Board Directors and two times salary for the other PDMRs, who are members of the Executive Committee.

In addition, the Company was advised on 3 July 2012 by UBS Trustees (Jersey) Limited that on 2 July 2012 Rosemary Martin acquired an interest in 96,185 shares of US$0.11 3/7 each in the Company at the price of 178.2 pence per share.  These shares will be used for the purpose of co-investment.

The Company was notified of these changes on 3 July 2012.

4 July 2012

RNS No: 9570G

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice of the following changes in share interests of directors and persons discharging managerial responsibilities (“PDMRs”) of the Company:

	Number of ordinary shares of US$0.11 3/7 in the capital of Vodafone Group Plc
	A	B	C
	Vesting of long term incentive award (1)	No. of vested shares sold (2)	No. of shares transferred (3)
Vittorio Colao*	6,382,861	3,319,117	3,063,744
Andrew Halford*	4,201,690	3,193,299	1,008,391
Michel Combes*	3,305,625	1,718,954	1,586,671
Stephen Pusey*	2,383,697	1,811,625	572,072
Warren Finegold	2,131,383	1,408,348	723,035
Nicholas Read	1,458,925	1,120,689	338,236
Morten Lundal	1,713,458	1,466,728	246,730
Ronald Schellekens	1,345,997	1,152,183	193,814
Matthew Kirk	916,821	687,409	229,412

(1)                      These share awards which were granted on 30 June 2009 have vested following assessment of the performance and employment conditions to which the awards were subject.  The awards were granted in accordance with the rules of the Vodafone Global Incentive Plan.  Based on the adjusted free cash flow for the three year period ended on 31 March 2012 and a multiplier based on Total Shareholder Return (“TSR”) relative to a peer group for the same period, 100% of the shares comprised in the awards have vested.

(2)                      The figures in column B are the number of shares of those listed in column A that the Company has been advised by UBS Corporate Employee Financial Services International (CEFS) were sold on behalf of the PDMRs on 2 July 2012, inter alia, to satisfy the tax liabilities arising on the vesting of the awards. These share sales were made at 177.286 pence per share.

(3)                      The figures in column C are the number of shares that the Company has been advised by UBS CEFS were on 2 July 2012 transferred to the PDMRs in satisfaction of the vesting of the awards  disclosed in column A, after deduction of shares sold as disclosed in column B.

In addition, the Company has been advised by UBS CEFS that on 2 July 2012 Messrs Halford, Pusey and Schellekens sold additional 486,146 shares, 147,986 shares and 85,491shares respectively, at 177.286 pence per share.  These shares were originally committed by them and held by UBS Trustees (Jersey) Limited under the terms of their co-investment in 2009.  As a result of the 30 June 2009 share awards vesting these shares have been released and sold by UBS on their behalf.

* Denotes Director of the Company

As a result of the above, the interests in shares (excluding share options and unvested incentive shares) of the following Directors are as follows:

Vittorio Colao	6,418,640
Andrew Halford	2,050,330
Michel Combes	2,966,211
Stephen Pusey	1,122,350

The Company was notified of these changes on 3 July 2012.

5 July 2012

RNS:  9485G

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J .P. Morgan Cazenove. Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	4 July 2012

Number of ordinary shares purchased:	6,300,000

Highest purchase price paid per share:	181.7p

Lowest purchase price paid per share:	179.55p

Volume weighted average price per share:	180.9063p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,183,299,938 shares at a cost (including dealing and associated costs) of £3,729,686,974.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	4 July 2012

Number of ordinary shares transferred:	1,232,282

Highest transfer price per share:	179.4p

Lowest transfer price per share:	179.4p

Following both the above transactions, Vodafone holds 4,509,820,880 of its ordinary shares in treasury and has 49,310,050,929 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

6 July 2012

RNS:  0556H

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.   Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	5 July 2012

Number of ordinary shares purchased:	11,500,000

Highest purchase price paid per share:	182.3p

Lowest purchase price paid per share:	178.95p

Volume weighted average price per share:	180.7886p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,194,799,938 shares at a cost (including dealing and associated costs) of £3,750,585,776.

Following the purchase of these shares, Vodafone holds 4,521,320,880 of its ordinary shares in treasury and has 49,298,550,929 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

9 July 2012

RNS:  1180H

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	6 July 2012

Number of ordinary shares transferred:	121,208

Highest transfer price per share:	180.5p

Lowest transfer price per share:	92.99p

Following the above transfer, Vodafone holds 4,521,199,672 of its ordinary shares in treasury and has 49,298,672,137 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

10 July 2012

RNS:  2601H

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	9 July 2012

Number of ordinary shares purchased:	7,200,000

Highest purchase price paid per share:	182.7p

Lowest purchase price paid per share:	180.85p

Volume weighted average price per share:	181.6497p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,201,999,938 shares at a cost (including dealing and associated costs) of £3,763,732,565.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	9 July 2012

Number of ordinary shares transferred:	41,080

Highest transfer price per share:	182.45p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,528,358,592 of its ordinary shares in treasury and has 49,291,513,217 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

11 July 2012

RNS:  3695H

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	10 July 2012

Number of ordinary shares purchased:	7,000,000

Highest purchase price paid per share:	182.25p

Lowest purchase price paid per share:	180.4p

Volume weighted average price per share:	181.3526p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,208,999,938 shares at a cost (including dealing and associated costs) of £3,776,493,260.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	10 July 2012

Number of ordinary shares transferred:	6,371

Highest transfer price per share:	180.85p

Lowest transfer price per share:	180.85p

Following both the above transactions, Vodafone holds 4,535,352,221 of its ordinary shares in treasury and has 49,284,519,588 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

12 July 2012

RNS:  4744H

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	11 July 2012

Number of ordinary shares purchased:	10,800,000

Highest purchase price paid per share:	184.75p

Lowest purchase price paid per share:	180.9p

Volume weighted average price per share:	183.3195p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,219,799,938 shares at a cost (including dealing and associated costs) of £3,796,394,720.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	11 July 2012

Number of ordinary shares transferred:	845,519

Highest transfer price per share:	181.3p

Lowest transfer price per share:	180.85p

Following both the above transactions, Vodafone holds 4,545,306,702 of its ordinary shares in treasury and has 49,274,565,107 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

13 July 2012

RNS:  5794H

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	12 July 2012

Number of ordinary shares purchased:	7,800,000

Highest purchase price paid per share:	183.6p

Lowest purchase price paid per share:	180.8p

Volume weighted average price per share:	181.8346p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,227,599,938 shares at a cost (including dealing and associated costs) of £3,810,651,571.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	12 July 2012

Number of ordinary shares transferred:	1,002,976

Highest transfer price per share:	183.1p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,552,103,726 of its ordinary shares in treasury and has 49,267,768,083 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

17 July 2012

RNS:  7821H

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via UBS Limited.   Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	16 July 2012

Number of ordinary shares purchased:	8,000,000

Highest purchase price paid per share:	185p

Lowest purchase price paid per share:	182.45p

Volume weighted average price per share:	184.2271p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,235,599,938 shares at a cost (including dealing and associated costs) of £3,825,466,379.

Following the purchase of these shares, Vodafone holds 4,560,103,726 of its ordinary shares in treasury and has 49,259,768,083 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

17 July 2012

RNS: 8815H

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 17 July 2012 by Computershare Trustees Limited that on 11 July 2012 the following directors and persons discharging managerial responsibility acquired an interest in the following number of ordinary shares of US$0.11 3/7 each in the Company at the price of 183.1p per share pursuant to the rules of the Vodafone Share Incentive Plan:

Michel Combes *	136
Andrew Halford*	136
Matthew Kirk	136
Ronald Schellekens	136

* Denotes Director of the Company

18 July 2012

RNS:  8865H

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citgroup Global Markets U.K. Equity Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	17 July 2012

Number of ordinary shares purchased:	6,900,000

Highest purchase price paid per share:	184.3p

Lowest purchase price paid per share:	181.2p

Volume weighted average price per share:	182.6401p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,242,499,938 shares at a cost (including dealing and associated costs) of £3,838,134,078.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	17 July 2012

Number of ordinary shares transferred:	577,430

Highest transfer price per share:	182.85p

Lowest transfer price per share:	182.85p

Following both the above transactions, Vodafone holds 4,566,426,296 of its ordinary shares in treasury and has 49,253,445,513 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

19 July 2012

RNS:  9908H

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via J.P. Morgan Cazenove.   Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	18 July 2012

Number of ordinary shares purchased:	6,600,000

Highest purchase price paid per share:	184.95p

Lowest purchase price paid per share:	183p

Volume weighted average price per share:	184.1164p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,249,099,938 shares at a cost (including dealing and associated costs) of £3,850,348,950.

Following the purchase of these shares, Vodafone holds 4,573,026,296 of its ordinary shares in treasury and has 49,246,845,513 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

20 July 2012

RNS:  0976I

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Deutsche Bank AG London.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 8 December 2011, as announced by Vodafone on 8 December 2011.

Ordinary Shares

Date of purchase:	19 July 2012

Number of ordinary shares purchased:	15,600,000

Highest purchase price paid per share:	186.95p

Lowest purchase price paid per share:	181.35p

Volume weighted average price per share:	183.5798p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,264,699,938 shares at a cost (including dealing and associated costs) of £3,879,136,320.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	19 July 2012

Number of ordinary shares transferred:	140,297

Highest transfer price per share:	183.3p

Lowest transfer price per share:	92.99p

Following both the above transactions, Vodafone holds 4,588,485,999 of its ordinary shares in treasury and has 49,231,385,810 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

24 July 2012

RNS:  2615I

VODAFONE GROUP PLC

TRANSACTION IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	23 July 2012

Number of ordinary shares transferred:	2,232

Highest transfer price per share:	185.2p

Lowest transfer price per share:	185.2p

Following the above transfer, Vodafone holds 4,588,483,767 of its ordinary shares in treasury and has 49,231,388,042 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

24 July 2012

RNS: 3968I

RESULT OF ANNUAL GENERAL MEETING

The Annual General Meeting of Vodafone Group Plc was held at the Grange Tower Bridge Hotel, 45 Prescot Street, London E1 8GP on Tuesday 24 July 2012.

The results of polls on all 22 resolutions were as follows:

	Resolution	Total votes validly cast	Percentage of Relevant shares in issue (%)	For	Against	Votes withheld
1.	To receive the Company’s accounts and reports of the directors and the auditor for the year ended 31 March 2012	34,380,641,209	69.83%	34,333,448,024	47,193,185	74,483,836
2.	To re-elect Gerard Kleisterlee as a director	34,392,476,457	69.86%	34,092,284,235	300,192,222	64,228,325
3.	To re-elect Vittorio Colao as a director	34,394,274,995	69.86%	34,343,552,418	50,722,577	62,537,408
4.	To re-elect Andy Halford as a director	34,394,022,192	69.86%	34,269,909,936	124,112,256	62,411,557
5.	To re-elect Stephen Pusey as a director	34,393,427,113	69.86%	34,256,842,392	136,584,721	62,652,434
6.	To re-elect Renee James as a director	34,393,400,973	69.86%	34,270,855,092	122,545,881	63,289,972
7.	To elect Alan Jebson as a director	34,392,883,695	69.86%	34,337,712,032	55,171,663	63,711,455
8.	To re-elect Samuel Jonah as a director	34,392,468,582	69.86%	34,302,643,063	89,825,519	63,869,563
9.	To re-elect Nick Land as a director	34,392,445,121	69.86%	34,339,094,014	53,351,107	63,876,119
10.	To re-elect Anne Lauvergeon as a director	34,393,517,733	69.86%	34,347,176,788	46,340,945	63,183,545
11.	To re-elect Luc Vandevelde as a director	34,389,804,398	69.85%	34,147,056,888	242,747,510	66,442,774
12.	To re-elect Anthony Watson as a director	34,392,403,785	69.86%	34,296,448,955	95,954,830	63,962,883
13.	To re-elect Philip Yea as a director	34,389,267,546	69.85%	34,214,231,645	175,035,901	66,266,858
14.	To approve a final dividend of 6.47p per ordinary share	34,404,095,414	69.88%	34,391,449,274	12,646,140	53,234,312
15.	To approve the Remuneration Report of the Board for the year ended 31 March 2012	34,241,413,948	69.55%	33,021,459,248	1,219,954,700	214,955,363
16.	To re-appoint Deloitte LLP as auditor	34,347,695,643	69.77%	34,171,339,519	176,356,124	109,231,848
17.	To authorise the Audit and Risk Committee to determine the remuneration of the auditor	34,396,683,277	69.87%	34,342,335,693	54,347,584	60,090,899
18.	To authorise the directors to allot shares	33,923,420,245	68.91%	31,620,687,343	2,302,732,902	532,273,250
19.	To authorise the directors to dis-apply pre-emption rights	34,280,219,198	69.63%	33,660,419,666	619,799,532	175,033,672
20.	To authorise the Company to purchase its own shares	34,389,696,723	69.85%	34,270,792,446	118,904,277	66,519,445
21.	To authorise political donations and expenditure	34,294,607,257	69.66%	33,316,832,835	977,774,422	161,555,554
22.	To authorise the calling of a general meeting other than an Annual General Meeting on not less that 14 clear days’ notice	34,358,979,563	69.79%	30,679,931,148	3,679,048,415	96,540,560

The number of ordinary shares in issue on 20 July 2012 (excluding shares held in Treasury) was 49,231,385,810.  Shareholders are entitled to one vote per share.  A vote withheld is not a vote in law and is not counted in the calculation of the proportion of votes validly cast.

Resolutions 1 to 18 and 21 were passed as ordinary resolutions and Resolutions 19, 20 and 22 were passed as special resolutions.

A copy of Resolution 21 and 22, passed as special business at the Annual General Meeting, have been submitted to the Financial Services Authority via the National Storage Mechanism and will shortly be available for inspection at: www.Hemscott.com/nsm.do

24 July 2012

RNS: 4154I

VODAFONE GROUP PLC

SHARE PURCHASES

Vodafone Group Plc (‘Vodafone’) announces that it today gave irrevocable instructions to Citigroup Global Markets Limited to purchase Vodafone shares on Vodafone’s behalf during the period from 25 July 2012 until the earlier of completion of the £4.0bn share buyback programme or 17 August 2012 (the “Period”).   The purchase of shares in the Period pursuant to the irrevocable instructions will be executed in accordance with the authority granted to Vodafone at its Annual General Meeting on 24 July 2012.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

25 July 2012

RNS: 5134I

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), the Company gives notice that it was advised on 24 July 2012 that, on 24 July 2012, Directors of the Company exercised options granted over ordinary shares of US$0.11 3/7 each in the Company (“Ordinary Shares”) as follows:

Director	Grant Date	Option price Per Ordinary Share	Number of Ordinary Shares over which option exercised	Number of Ordinary Shares sold	Sale price per Ordinary Share	Balance of Ordinary Shares retained

Vittorio Colao	15-Nov-06	135.5p	3,472,975	3,078,332	177.532p	394,643
Andrew Halford	26-Jul-05	145.25p	1,291,326	1,178,981	177.417p	112,345

The share sales were effected solely to defray the costs of exercise and the associated tax and NI charges.  The remaining Ordinary Shares have been retained.

As a result of the above, the interests in shares (excluding share options and unvested incentive shares) of the following Directors are as follows:

Vittorio Colao	6,818,773
Andrew Halford	2,162,811

25 July 2012

RNS:  5195I

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 24 July 2012, as announced by Vodafone on 24 July 2012.

Ordinary Shares

Date of purchase:	25 July 2012

Number of ordinary shares purchased:	8,600,000

Highest purchase price paid per share:	179.55p

Lowest purchase price paid per share:	177.05p

Volume weighted average price per share:	178.546p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,273,299,938 shares at a cost (including dealing and associated costs) of £3,894,571,123.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	25 July 2012

Number of ordinary shares transferred:	4,754,532

Highest transfer price per share:	179.2p

Lowest transfer price per share:	179.2p

Following both the above transactions, Vodafone holds 4,592,329,235 of its ordinary shares in treasury and has 49,227,546,944 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

26 July 2012

RNS No: 6264I

NOTIFICATION OF TRANSACTIONS OF DIRECTORS, PERSONS DISCHARGING MANAGERIAL

RESPONSIBILITY OR CONNECTED PERSONS

Vodafone Group Plc (“the Company”)

In accordance with Disclosure and Transparency Rule 3.1.4R(1), I have to inform you that on 26 July 2012, the following directors and persons discharging managerial responsibilities (“PDMRs”) of the Company were granted options under the Vodafone Group 2008 Sharesave Plan over the number of ordinary shares of US$0.11 3/7 each in the Company (“Ordinary Shares”) shown below at a price of 144.37p per share.

Number of
Ordinary Shares

Andy Halford*	6,233 (1)
Matthew Kirk	6,233 (1)
Morten Lundal	6,233 (1)
Nick Read	10,389 (2)
Ronald Schellekens	6,233 (1)

* Denotes Director of the Company.

(1) The option is exercisable 3 years from the date of grant provided that the required monthly savings are maintained until that date.

(2) The option is exercisable 5 years from the date of grant provided that the required monthly savings are maintained until that date.

27 July 2012

RNS: 6343I

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 24 July 2012, as announced by Vodafone on 24 July 2012.

Ordinary Shares

Date of purchase:	26 July 2012

Number of ordinary shares purchased:	8,700,000

Highest purchase price paid per share:	180.85p

Lowest purchase price paid per share:	178.3p

Volume weighted average price per share:	179.7859p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,281,999,938 shares at a cost (including dealing and associated costs) of £3,910,293,832.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	26 July 2012

Number of ordinary shares transferred:	9,769

Highest transfer price per share:	179.2p

Lowest transfer price per share:	179.2p

Following both the above transactions, Vodafone holds 4,601,019,466 of its ordinary shares in treasury and has 49,218,856,713 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

30 July 2012

RNS:  2444I

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets Limited.   Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 24 July 2012, as announced by Vodafone on 24 July 2012.

Ordinary Shares

Date of purchase:	27 July 2012

Number of ordinary shares purchased:	7,300,000

Highest purchase price paid per share:	182p

Lowest purchase price paid per share:	179.55p

Volume weighted average price per share:	180.6578p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,289,299,938 shares at a cost (including dealing and associated costs) of £3,923,550,430.

Following the purchase of these shares, Vodafone holds 4,608,319,466 of its ordinary shares in treasury and has 49,211,556,713 ordinary shares in issue (excluding treasury shares).

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

31 July 2012

RNS:  8491I

VODAFONE GROUP PLC

TRANSACTIONS IN OWN SECURITIES – Voting Rights and Capital

Vodafone Group Plc (“Vodafone”) announces today that it has purchased the following number of its ordinary shares of U.S.$0.11 3/7 each on the London Stock Exchange via Citigroup Global Markets Limited.  Such purchase was effected pursuant to irrevocable instructions issued by Vodafone on 24 July 2012, as announced by Vodafone on 24 July 2012.

Ordinary Shares

Date of purchase:	30 July 2012

Number of ordinary shares purchased:	7,500,000

Highest purchase price paid per share:	182.75p

Lowest purchase price paid per share:	180.8p

Volume weighted average price per share:	181.672p

Vodafone intends to hold the purchased shares in treasury.

Since 20 June 2011, Vodafone has purchased 2,296,799,938 shares at a cost (including dealing and associated costs) of £3,937,246,683.

TRANSFER OF TREASURY SHARES

Vodafone also announces today that it has transferred to participants in its employee share schemes the following number of its ordinary shares of U.S.$0.11 3/7 each, which were previously held as treasury shares.

Ordinary Shares

Date of transfer:	30 July 2012

Number of ordinary shares transferred:	7,027

Highest transfer price per share:	181.4p

Lowest transfer price per share:	181.4p

Following both the above transactions, Vodafone holds 4,615,812,439 of its ordinary shares in treasury and has 53,819,876,179 ordinary shares in issue (including treasury shares).  Each such ordinary share has one vote per share.  Vodafone has 49,204,063,740 ordinary shares in issue (excluding treasury shares).

The total number of voting rights in Vodafone is 49,204,063,740.  This figure may be used by shareholders as the denominator for the calculations by which they will determine if they are required to notify their interest in, or a change to their interest in, Vodafone under the FSA’s Disclosure and Transparency Rules.

This announcement does not constitute, or form part of, an offer or any solicitation of an offer for securities in any jurisdiction.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

VODAFONE GROUP
PUBLIC LIMITED COMPANY
(Registrant)

Dated: August 1, 2012	By: /s/ R E S MARTIN
Name: Rosemary E S Martin
Title: Group General Counsel and Company Secretary